ANNUAL REPORT

LIFT AIRCRAFT INC.



3402 Mount Bonnell Road
Austin, TX 78731

512-888-9787

In this Annual Report, the terms "LIFT", "the company", "we", "us" and "our" refer to LIFT Aircraft Inc. and its consolidated subsidiaries. The company, having offered and sold Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. A copy of this report may be found on the company's website at https://www.liftaircraft.com/investors.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

BUSINESS

Overview

We founded the company in 2017 in order to make the joy and utility of personal, vertical flight accessible to everyone. The company has developed a personal aircraft named HEXA, an entirely new type of personal, electric vertical take-off and landing (eVTOL) aircraft, that it hopes to make available to everyone.

Started in 2017 and flying manned since 2018, LIFT is presently in an important pre-commercial stage. This stage includes a combination of producing aircraft (the company is one of the only eVTOL companies in production) and important safety testing. We recently received an important airworthiness approval from the US Air Force as well as passed an internal safety board examination in January 2023. As a result of the internal safety board examination, we have received the go ahead from our advisory board to commence customer flights. While launching is directly dependent on safety checks (something we hold sacred), we do expect to begin customer flights in 2023.

The Problem

The average American spends 54 hours stuck in traffic each year - nearly 7 full working days - resulting in ~3.3 billion gallons of wasted fuel and $179 billion in lost productivity. 85% of these trips are less than 15 miles and 90% are single-occupant.

Traditional helicopters are an airborne alternative, but they require extensive training, produce extreme levels of noise, and are incredibly expensive to buy, operate, and maintain. This makes vertical flight inaccessible to all but the wealthiest individuals and severely limits use by public agencies for emergency response. Further, commercial aviation contributes 2.4% of the world's carbon emissions. In 2019, that was 905 million tons of CO2.

We believe these trips are, instead, best served point-to-point flights in personal scale, hover-optimized eVTOL aircraft capable of taking off and landing virtually anywhere.

Principal Products and Services

HEXA, LIFT's FAA Part 103 ultralight multi-rotor, amphibious, production all-electric aircraft democratizes the experience of human flight. In addition to recreation and eventual transportation, the company envisions HEXA being flown for first response and defense missions as well.

HEXA was purpose-built for aerial micro-mobility. Because the vast majority of car trips are <15 miles, we designed HEXA to be the safest possible aircraft for short range flights. We chose a hover-optimized design for enhanced levels of maneuverability, wind resilience, and redundancy.

While some eVTOL developers have winged aircraft capable of longer-range flight, we determined the incremental time savings achieved with wings are not worth the tradeoffs in safety and hover performance for short range flights. HEXA has been tested at 48 mph. We hope to achieve 62 mph max speed in 2023.

HEXA was designed for safety, with multiple redundancies and failsafes.

While conventional aircraft parachutes require hundreds of feet of altitude, HEXA's whole-aircraft ballistic parachute deploys autonomously and is effective as low as 40 feet above ground level.

While ultralights are not certified by the FAA, we are working closely with the US Air Force on safety and airworthiness, as well as our safety board, which includes the former Chief of Aviation Safety at NASA.

LIFT Aircraft has a fundamentally unique strategy in the emerging eVTOL industry, using the FAA's Part 103 "Ultralight" rules to develop an aircraft that can be rented to and piloted by anyone, with no pilot's license or FAA certification required.

Rather than selling HEXA to end-users, LIFT is developing "vertiport" locations where anyone can rent and fly HEXA in a scenic, controlled environment within geospatially mapped and geofenced flight areas. In case of emergency, LIFT mission control can remotely take over and land the aircraft.

Our end-to-end flying experience will include VR simulator training with a dedicated flight instructor.

When flown for recreation, ultralights are limited to daytime flight over uncongested areas. However, when operated by federal, state, or local government agencies, ultralights can be flown without special limitations (Part 91 rules).

HEXA is modular by design, with the powertrain, flight control system, and ballistic parachute all located in the top rotor assembly.

The cabin and landing gear can be swapped with any payload, enabling a variety of manned and unmanned applications, including heavy lift cargo, fire response, and medical evacuation.

Market

The emerging UAM market is predicted to be worth $104 billion in 2023 and $1 trillion by 2040. Our beach-head strategy is to first target markets that don't require time-consuming aircraft certification or breakthroughs in battery technology for viability. These markets include experiential entertainment (projected to reach $12 billion by 2023), first response ($75 billion in 2020, the company estimates), and military ($57 billion in 2020).

Public market investors are recognizing the urban air mobility opportunity, as evidenced by recent public listings, such as Joby Aviation (NYSE: JOBY), Archer (NYSE: ACHR), EHang (NASDAQ: EH), Vertical Aerospace (NYSE: EVTL) and Lilium (NASDAQ: LILM). These companies are also developing eVTOL aircraft and related services, and despite being in the early stages of commercialization, have market capitalizations in the 100s of millions, or billions of dollars.

Competition

While the advanced air mobility industry is still early, a few companies have made significant strides. This indicates strong opportunity in the market for our aircraft.

Companies that are notable in a similar vehicle class are Opener and Japanese company Skydrive. Companies that have built slightly larger, but similar vehicle configurations include German company Volocopter and Chinese company eHang (NASDAQ: EH).

Notably, the larger air taxi market has been heating up in the USA. JOBY (NYSE: JOBY) has completed a SPAC merger and several other eVTOL air taxi companies have completed the de-SPAC process. LIFT is starting with a single-seat aircraft and plans to explore this market in our long-term strategy.

Raw Materials/Suppliers

Our sole supplier of carbon fiber airframes is Qarbon Aerospace (Thailand) Ltd. Qarbon Aerospace (Foundation) LLC in the United States is anticipated to be our sole final assembly provider. Our agreement with Qarbon Aerospace may be terminated by the company by providing written notice to Qarbon Aerospace of its desire to terminate the agreement and in such case the company must pay Qarbon Aerospace's costs incurred in connection to any portion of the terminated purchase order plus a reasonable allowance for profit. The company may also terminate the agreement for cause in the event that Qarbon Aerospace violates a material term of the agreement. Furthermore, under the agreement we are responsible to indemnify Qarbon Aerospace and certain affiliated parties from losses arising out of any use of the products Qarbon Aerospace manufacturers for us. Finally, the company is obligated to indemnify Qarbon Aerospace from any losses arising from our design of the products Qarbon Aerospace manufacturers for us.

We also have single suppliers for several components including the autopilot computers (Embention), ballistic parachutes (ParaZero), and motors and props (T-Motor). If any of these companies ceases supplying and/or serving us we would have to find and qualify alternate suppliers.

Employees

The company currently has 19 full-time employees 3 part time employees.

Regulation

Our business is heavily regulated. We deal with numerous U.S. government agencies and entities, including but not limited to all of the branches of the U.S. military, NASA, the Federal Aviation Administration (FAA) and the Department of Homeland Security. Similar government authorities exist in our non-U.S. markets.

Commercial Aircraft. In the U.S., our commercial aircraft products are required to comply with FAA regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety. Outside the U.S., similar requirements exist for airworthiness, installation and operational approvals. These requirements are generally administered by the national aviation authorities of each country and, in the case of Europe, coordinated by the European Union Aviation Safety Agency. LIFT strategically chose to design HEXA to comply with United States Federal Aviation Regulations Part 103 ultralight guidelines, which means that LIFT can operate HEXA without formal FAA certification, subject to part 103 limitations. However, LIFT may choose to pursue FAA certification for HEXA in the future to increase the scope of flight operations, and potential future aircraft designed by LIFT may require formal FAA certification. Additionally, other international jurisdictions may not have equivalent ultralight guidelines, and LIFT may need to certify HEXA with the relevant local aviation authorities to operate in international markets.

The United States Federal Aviation Administration does require approval for permanent vertiport locations, also known as "ultralight flight parks" or "heliports". LIFT will need approvals from the FAA to develop other fixed vertiports in the United States.

Environmental. We are subject to various federal, state, local and non-U.S. laws and regulations relating to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We continually assess our compliance status and management of environmental matters to ensure our operations are in compliance with all applicable environmental laws and regulations. Investigation, remediation, and operation and maintenance costs associated with environmental compliance and management of sites are a normal, recurring part of our operations. These costs often are allowable costs under our contracts with the U.S. government. It is reasonably possible that costs incurred to ensure continued environmental compliance could have a material impact on our results of operations, financial condition or cash flows if additional work requirements or more stringent clean-up standards are imposed by regulators, new areas of soil, air and groundwater contamination are discovered and/or expansions of work scope are prompted by the results of investigations.

A Potentially Responsible Party (PRP) has joint and several liability under existing U.S. environmental laws. Where we have been designated a PRP by the Environmental Protection Agency or a state environmental agency, we are potentially liable to the government or third parties for the full cost of remediating contamination at our facilities or former facilities or at third-party sites. If we were required to fully fund the remediation of a site for which we were originally assigned a partial share, the statutory framework would allow us to pursue rights to contribution from other PRPs.

Non-U.S. Sales. Our non-U.S. sales are subject to both U.S. and non-U.S. governmental regulations and procurement policies and practices, including regulations relating to import-export control, tariffs, investment, exchange controls, anti-corruption, and repatriation of earnings. Non-U.S. sales are also subject to varying currency, political and economic risks.

Intellectual Property

We have received or filed for the following patents:

Title	Type	Application #	Filing Date	Status	Issue Date	Patent #
Aircraft with Distributed Power System, Distributed Control System, and Safe Deployment Mechanism for Ballistic Recovery System	Utility: Non-Provisional	16 /708,283	12/9/2019	Issued	11/1/2022	US 11,487,283

| Aerial Vehicle | Design | 29 /716,376 | 12/9/2019 | Issued | 9/21/2021 | USD931182S1 |

We also have a registered trademark for "LIFT AIRCRAFT", registration number 5468981.

Litigation

There are no legal proceedings pending against the company.

THE COMPANY'S PROPERTY

The company has been granted use of an aircraft storage and flight test facility on the JJ Pickle Research campus of the University of Texas at Austin.

Impact of COVID-19 on Operations

The COVID-19 outbreak has generated unprecedented levels of economic uncertainty and it is unclear how it will impact economies, standards of living, and behavior into the future. We anticipate global responses to COVID-19 may result in increased difficulty obtaining financing to continue with development and marketing efforts. To date, our operations have been interrupted by stay-at-home orders. The company has been unable to have in person strategy meetings. We have had to do this virtually. The effect of virtual meetings on efficiency has been minimal.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company's officers and directors are as follows:

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:				
Matthew Chasen	Chief Executive Officer	47	2017 – Present	Full-time
Kenneth Miller	Chief Financial Officer	48	2021 – Present	10
Director:				
Matthew Chasen	Director	47	2017 – Present	N/A
Significant Employees:				
Balazs Kerulo	Chief Engineer	44	2018 – Present	Full-time
Kevin Rustagi	Director of Business Development	34	2019 – Present	Full-time
Jace McCown	Director of Flight Operations	38	2020 – Present	Full-time
Kristin Giffin	Director of Marketing and Communications	54	2020 – Present	Full-time

Executive Officers and Directors

Matt Chasen, Founder, CEO and Sole Director

Matt is a serial entrepreneur, investor, and adventure sports enthusiast. While getting his MBA at The University of Texas in 2003, Matt founded uShip – the first and largest online marketplace for shipping with over $200M in annual gross sales. Matt served as uShip's CEO until 2016 and received a Best CEO award from the Austin Business Journal (2012). He has earned Austin Under 40 and Texas "Rising Star" honors (2011) and was an E&Y Entrepreneur of the Year finalist (2010). Prior to business school, Matt was an engineer at Boeing in Seattle, where he worked on the F-22 Fighter, Airborne Laser, and other advanced aerospace projects. Prior to Boeing, Matt earned a Bachelor's degree in mechanical engineering from the University of Texas at Austin and was a NASA scholarship recipient.

Kenny Miller, Chief Financial Officer

Prior to joining LIFT, Kenny led technology, telecom, and media investing for Nokomis Capital from 2009-2021. He previously held financial management and investing positions with Bonanza Capital, Applied Materials, JatoTech Ventures, and Goldman, Sachs & Co. He received his BBA in Finance from the University of Texas at Austin and his MBA from the University of California at Berkeley.

Balazs Kerulo, Chief Engineer

Balazs was one of the first to ride a man-sized multicopter, back in 2015. He has a degree in aeronautical engineering and is a trained professional fixed-wing pilot. He has extensive experience in digital twin technologies, simulation and programming. Before joining LIFT, he was founder and CEO of eVTOL startup ByeGravity Plc. Balazs holds a Master of Communications degree from University of Szeged and an Aircraft Engineering degree from College of Nyiregyhaza.

Kevin Rustagi, Director of Business Development

Kevin coordinates partnerships for R&D, Agility Prime, and first response use. His prior experience includes co-founding high-tech apparel company Ministry of Supply and working on the iPhone's speaker grille at Apple. He holds MBA and Master's of Mechanical Engineering degrees from Stanford University and a Bachelor's in Mechanical Engineering from the Massachusetts Institute of Technology.

Jace 'Digit' McCown, Director of Flight Operations and Chief Pilot

Jace is a licensed Commercial Pilot, a Certified Flight Instructor, and a licensed Small Unmanned Aircraft System Remote Pilot. Prior to joining LIFT, Jace was a Flight Test Engineer & Chief Pilot at Skyways Air Transportation and is a veteran of the United States Air Force. He received his BS in Computer Engineering from the US Air Force Academy and his Graduate Certificate in Agroforestry from the University of Missouri-Columbia.

Kristin Giffin, Director of Marketing and Communications

Kristin is a proven team leader, project manager, and program director. Prior to joining LIFT, Kristin was the Senior Communications Director for Children's Hunger Fund, a Charity Navigator 4-star international nonprofit organization that has delivered more than $1B in food and aid. Earlier in her career, Kristin performed as a professional actress, singer and dancer. She holds an Associate of Arts degree from Moorpark College.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On September 27, 2021, Marvin Chasen, an immediate family member of our CEO, Matthew Chasen, invested $30,000 in the company's convertible seed notes. The note had identical terms to the notes issued to other, unrelated investors. Marvin also invested $70,001 in the company's Regulation Crowdfunding offering.

On September 27, 2021, Noah Chasen, an immediate family member of our CEO, Matthew Chasen, invested $40,000 in the company's convertible seed notes. The note had identical terms to the notes issued to other, unrelated investors. Noah also invested $105,998 in the company's Regulation Crowdfunding offering.

On October 16, 2017, Matthew Chasen, our CEO, invested $10,000 in the company's convertible seed notes. The note had identical terms to the notes issued to other, unrelated investors.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We are an early stage company

LIFT is a startup with a four-year operating history. There is no assurance that LIFT will ever be profitable or generate sufficient revenue to pay dividends to the holders of the shares. LIFT does not believe it will be able to generate revenues without successfully completing safety and operational flight testing of its proposed HEXA aircraft, which involves substantial risk. As a result, LIFT is dependent upon the proceeds of future fund raises to continue the HEXA flight testing, vertiport launches and other operations. LIFT's proposed business will require significant additional capital infusions. Based on LIFT's current estimates, LIFT will require a minimum of $60,000,000 in capital to fully implement its proposed business plan. If planned operating levels are changed, higher operating costs encountered, lower sales revenue received, more time is needed to implement the plan, or less funding received from customer deposits or sales, more funds than currently anticipated may be required. Additional difficulties may be encountered during this stage of development, such as unanticipated problems relating to development, testing, and initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly, and the competitive and regulatory environments in which LIFT intends to operate. If additional capital is not available when required, if at all, or is not available on acceptable terms, LIFT may be forced to modify or abandon its business plan.

The company has realized significant operating losses to date and expects to incur losses in the future

The company has operated at a loss since inception, and these losses are likely to continue. LIFT's net losses for year-end 2022 and 2021 were $3,765,043 and $1,552,082, respectively. As of December 31, 2022, the company has accumulated losses of $8,166,552. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

The company faces risk due to customer concentration

The company's historical revenue comes almost exclusively from the US Air Force and Neom Company in Saudi Arabia. If our extended SBIR Phase III contract proposal is approved, we expect concentration with the US Department of Defense in general and US Air Force in particular to increase. Failure to effectively serve these customers or secure follow-on contracts could result in a material future decline in revenue.

There is a possibility that we may not be able to continue as a "going concern"

We have concluded that there is an uncertainty about our ability to continue as a going concern and our independent auditors have incorporated into their opinion accordingly. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business plan. As a result, we may have to liquidate our business and investors may lose their investments. Our ability to continue as a going concern is dependent on our ability to successfully accomplish our plan of operations described herein, obtain financing and eventually attain profitable operations. Investors should consider our independent auditor's comments when deciding whether to invest in the company.

The development period for the HEXA will be lengthy

Even if it meets the development schedule, LIFT does not expect to launch consumer flight operations until late 2023 at the earliest. As a result, the receipt of significant consumer flight revenues is not anticipated until that time and may occur later than projected. LIFT depends on receiving large amounts of capital and other financing to complete its development work, with no assurance that LIFT will be successful in completing its development work or becoming profitable.

The company will face significant market competition

HEXA potentially competes with a variety of aircraft manufactured in the United States and abroad. Further, LIFT could face competition from competitors of whom LIFT is not aware that have developed or are developing technologies that will offer alternatives to HEXA. Competitors could develop an aircraft that renders HEXA less competitive than LIFT believes it will become. Many existing potential competitors are well-established, have or may have longer-standing relationships with customers and potential business partners, have or may have greater name recognition, and have or may have access to significantly greater financial, technical and marketing resources.

Delays in aircraft delivery schedules or cancellation of orders may adversely affect the company's financial results

LIFT's pre-order sales program includes non-binding letters of intent for HEXA aircraft. The letters of intent do not create an obligation on the part of the customer to purchase an aircraft. Some or all customers might not transition to non-refundable purchase contracts until prior to aircraft delivery, if at all. Aircraft customers might respond to weak economic conditions by canceling orders, resulting in lower demand for our aircraft and other materials, such as parts, or services, such as training, which the company expects to generate revenue. Such events would have a material adverse effect on LIFT's financial results.

The Company relies on single suppliers for components and supply chain/manufacturing respectively.

Our sole supplier of carbon fiber airframes is Qarbon Aerospace (Thailand) Ltd. Qarbon Aerospace (Foundation) LLC in the United States is anticipated to be our sole final assembly provider. We also have single suppliers for several components including the autopilot computers (Embention), ballistic parachutes (ParaZero), and motors and props (T-Motor). Heavy reliance on a single supplier and manufacturer poses risks of shortages, price increases, changes, delay and other issues that could disrupt and adversely affect our business. If any of these companies ceases supplying and/or serving us we would have to find and qualify alternate suppliers

Developing new products and technologies entails significant risks and uncertainties

LIFT is currently in the early production phase of HEXA. Delays or cost overruns in the development or production of HEXA and failure of the product to meet its performance estimates could affect the company's financial performance. Delays and increased costs may be caused by unanticipated technological hurdles, changes to design or failure on the part of LIFT's suppliers to deliver components as agreed.

Operations could be adversely affected by interruptions of production that are beyond the company's control

LIFT intends to produce the HEXA and its derivatives using systems, components and parts developed and manufactured by third- party suppliers. LIFT's aircraft development and production could be affected by interruptions of production at such suppliers. Such suppliers may be subject to additional risks such as financial problems that limit their ability to conduct their operations. If any of these third parties experience difficulties, it may have a direct negative impact on LIFT.

The company could be subject to legal liability as a result of operations

The company could be exposed to significant product, service or corporate liability claims as a result of product defects, accidents or other events. A successful liability claim against the company could require the payment of large monetary damages. While the company maintains some forms of aviation and general liability insurance, there can be no assurance that the insurance would insulate the company from adverse effects of liability judgements.

An accident could have a material adverse effect on the company's operations

Flying ultralight aircraft is an inherently risky activity, and a flight accident either in flight testing or consumer operations could have a material adverse effect on the company's operations, including but not limited to liability judgements against it. Additionally, flight accidents from LIFT aircraft or other eVTOL aircraft could damage the brand and reputation of the company and industry, leading to customer adoption reluctance.

Government contracting entails inherent risks and uncertainties

The company has historically generated revenue from contracts with the United States Air Force. The company can give no assurances that the USAF in particular or the United States Department of Defense in general will continue to enter contracts with the company, or that its current pending expanded SBIR Phase III contract will continue past mid-2023. Even if approved, the company may not realize all of the anticipated revenue or other benefits due to changes in government priorities or failures to satisfy the company's obligations under the contract.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

The company faces regulatory risk as it is subject to regulation from multiple government agencies including the Federal Aviation Administration in the United States. In particular the company's business plan depends on HEXA being classified as an ultralight under Federal Aviation Regulations Part 103, and any contrary ruling by the FAA could have a material adverse impact on the company's business plan. Additionally, in other geographies the company may need to gain certification from local aviation regulators, a lengthy and uncertain process

The company may eventually seek FAA certification

LIFT has designed HEXA to conform with Federal Aviation Regulation Part 103 requirements for ultralight aircraft. The company does not believe it needs to achieve FAA Certification for domestic HEXA flight operations and sales as long as it continues to conform to FAR Part 103 in terms of aircraft specifications and flight operations. However, ultralight flight operations are inherently constrained and the company may eventually seek Certification by the Federal Aviation Administration for HEXA or future aircraft. The process to obtain such certification is expensive and time consuming and has inherent engineering risks. These include (but are not limited to) ground test risks such as structural strength and fatigue resistance, and structural flutter modes. Flight test risks include (but are not limited to) stability and handling over the desired center-of-gravity range, performance extremes (stalls, balked-landing climb, single-engine climb), and flutter control effectiveness (aircraft roll effectiveness, controllability, various control failure safety). Delays in FAA certification might result in LIFT incurring increased costs in attempting to correct any issues causing such delays. Also, the impact of new or changed laws or regulations on the HEXA's certification or the costs of complying with such laws and regulations cannot be predicted. Since LIFT will not be permitted to deliver commercially produced aircraft to civilian customers until obtaining certification, no significant revenues will be generated from such sales to fund operations prior to certification.

We depend on key personnel

LIFT's future success depends on the efforts of key personnel, including its senior executive team. LIFT does not currently carry any key man life insurance on its key personnel or its senior executive team. However, LIFT may obtain such insurance at some point after closing this Offering. Regardless of such insurance, the loss of services of any of these or other key personnel may have an adverse effect on LIFT. There can be no assurance that LIFT will be successful in attracting and retaining the personnel LIFT requires to develop and market the proposed HEXA aircraft and conduct LIFT's proposed operations.

The company's estimates of market demand may be inaccurate

LIFT has projected the market for the HEXA based upon a variety of internal and external market data. The estimates involve significant assumptions, which may not be realized in fact. There can be no assurance that LIFT's estimates for the number of HEXA aircraft that may be sold in the market will be as anticipated. In the event that LIFT has not accurately estimated the market size for and the number of HEXA aircraft that may be sold, it could have a material adverse effect upon LIFT, its results from operations, and an investment in the shares.

The company will require intellectual property protection and may be subject to the intellectual property claims of others

The company has received one design patent (D931,182) for the HEXA. If LIFT fails to successfully enforce its proprietary technology or otherwise maintain the proprietary nature of its intellectual property used in the HEXA aircraft, its competitive position could suffer. Notwithstanding LIFT's efforts to protect its intellectual property, its competitors may independently develop similar or alternative technologies or products that are equal to or superior to LIFT's HEXA technology without infringing on any of LIFT's intellectual property rights or design around our proprietary technologies. There is no guarantee that the USPTO will issue one or more additional patents to LIFT or that any court will rule in LIFT's favor in the event of a dispute related to LIFT's intellectual property. In the absence of further patent protection, it may be more difficult for LIFT to achieve commercial production of the HEXA.

You must keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Common Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Common Stock for you there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of February 28, 2023, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)
Common	Matthew Chasen	34,904,270	0	35%
Common	The MBC 2011 Trust(3)	7,500,000	0	8%
Common	The MRC 2011 Trust(4)	7,500,000	0	8%
Common	All executive officers and directors	37,019,270	0	38%

(1) The address for all the executive officers, directors, and beneficial owners is 3402 Mount Bonnell Road, Austin, TX 78731

(2) The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

(3) The MBC 2011 Trust, is a trust with one of Matthew Chasen's minor children as beneficiary.

(4) The MRC 2011 Trust, is a trust with one of Matthew Chasen's minor children as beneficiary

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- In 2021, the company issued convertible notes with an aggregate principal amount of $1,770,000, bearing interest at 4 percent per annum pursuant to Section 4(a)(2) of the Securities Act of 1933. In March 2022, all of the convertible notes and accrued interest, including the note described in the proceeding sentance, amounting to $9,236,224, converted to 27,680,949 shares of common stock.

- Between October 2021 and June 2022, the company conducted a securities offering exempt from registration under Regulation Crowdfunding (the "Reg CF Offering"). The Reg CF Offering was made through StartEngine, selling shares at $2.66 per share before any "bonus shares". The company has closed on gross disbursements from its Reg CF offering totaling $4,808,128 for 1,846,359 shares of common stock, including "bonus shares". The Reg CF Offering triggered conversion of its existing convertible notes during March 2022.

- Between October 2022 and February 2023, the company conducted a securities offering exempt from registration under Regulation A, tier 2 (the "Reg A+ Offering"). The Reg A+ Offering was also made through StartEngine, selling shares at $2.68 per share before any "bonus shares". The company has closed on gross disbursements from the Reg A+ Offering totaling $253,652 for 92,179 shares of common stock, including "bonus shares". The offering was closed on February 10, 2023.

- On December 8, 2022 we issued 279,851 warrants to DecisivePoint at $2.68 per share, the Regulation A securities offering headline price. The company has recorded this issuance of warrants as a liability.

- In March 2023, the company issued a convertible note with a principal amount of $306,473.32, bearing interest at 5 percent per annum. This note is intended to be the first in a series of notes issued by the company with an aggregate principal amount of up to $5,000,000. The convertible notes will convert into the equity of the company up on a future equity financing of at least $1,000,000, or may convert about election of the holders or upon an initial public offering. That maturity date of the note is March 30, 2025.

DESCRIPTION OF CAPITAL STOCK

The following descriptions summarize important terms of our capital stock. This summary reflects Aptera's Amended and Restated Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Amended and Restated Certificate of Incorporation and the Amended and Bylaws. For a complete description LIFT's capital stock, you should refer to our Amended and Restated Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The company has authorized 140,000,0000 shares of Common Stock in its Amended and Restated Certificate of Incorporation.

The rights and preferences of our Common Stock are described below.

We adopted a stock plan in March 2018 (the "Plan"). 20,485,500 shares of the company's Common Stock are eligible for issuance pursuant to the Plan. As of July 1, 2022, 232,300 shares remain available under the Plan.

Common Stock

The company has authorized 140,000,000 shares of Common Stock, par value $0.00001 per share. The rights of the holders of our Common Stock are summarized below.

Voting Rights

Holders of shares of Common Stock are entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends, holders of the Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. The company has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future on its Common Stock.

Liquidation Rights

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock.

Voting Proxy

Each investor in this offering shall appoint the CEO of the company or his or her successor, as the investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution to take the following actions on behalf of the investor: (i) vote all shares of Common Stock, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under the proxy, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the investor pursuant to the proxy are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the investor is an individual, will survive the death, incompetency and disability of the investor and so long as the investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the Common Stock. However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As an investor in convertible promissory note of the company, you do not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, holders of convertible promissory notes will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

 An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an investment by a private equity investor), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation (before the new investment) of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

The company determined the valuation cap and discount of the SAFE agreements in its Regulation CF offerings internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The SAFE agreements may convert to equity securities of the company in the future if the company engages in prescribed future equity financings, as described therein. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our audited financial statements for the fiscal years ended December 31, 2022 and 2021, and related notes included in this report. You should read the following discussion and analysis of our financial condition in conjunction with these statements.

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this report.

General

We were formed as a Delaware corporation on September 22, 2017. The company is developing and implementing a fleet of vertical take-off, electric aircraft (named HEXA). Company operations to date have been primarily funded by the sale of convertible notes and U.S. Air Force SBIR grants.

Results of Operations

The following represents our performance highlights:

Results of Operations for the fiscal ended December 31, 2022 compared to the fiscal ended December 31, 2021

Revenues

Revenues increased by $77 (or .003%) to $2,721,452 for the year ended December 31, 2022 ("Fiscal 2022") from $2,721,375 for the year ended December 31, 2021 ("Fiscal 2021"). The company's revenue in Fiscal 2022 was principally derived from $1,471,952 in government research contract receipts and other grants and $1,249,500 from contracts with other international customers.

Operating Expenses

Our operating expenses consist of general and administrative expenses, location operations, sales and marketing expenses, research and development expenses and depreciation expenses. The company recorded total operating expenses of $6,296,997 in Fiscal 2022 compared with $3,833,186 in Fiscal 2021. The increase of $2,463,811 (or 64.28%) in our total operating expenses resulted largely from a year-over-year increase of $1,427,167 (or 114.2%) in research and development expense as we hired additional flight test and engineering personnel and incurred additional expenses to continue our development program, a year-over-year increase of $636,653 (or 69.05%) in depreciation expense resulting from depreciation of a higher amount of fixed assets including production tooling and finished HEXAs, a year-over-year increase of $72,793 (or 6.19%) in general and administrative expenses, and a year-over-year increase of $334,626 (or 137.33%) in sales and marketing expense as we hired a greater number of marketing employees and contractors and incurred advertising expenses to drive traffic to our website.

Other Income and Expenses

The company incurs other expenses which are comprised of interest expenses plus depreciation expenses, less other income. Our other expenses decreased by $21,176 (or 10.05%) to $189,498 for Fiscal 2022 from $210,674 in Fiscal 2021. The decrease was largely due to a year-over-year decrease of $213,980 (or 72.64%) in interest expenses resulting from a decreased balance of convertible notes outstanding due to the conversion of outstanding convertible notes in March of 2022. This decrease was partially offset by other expenses of $108,915 for Fiscal 2022 compared to other income of $83,889. This increase in other expenses was driven by recognized losses on disposal of other assets and other items.

Net loss

Accordingly, the company's net loss increased to $3,765,043 in Fiscal 2022 from $1,552,082 in Fiscal 2021.

Liquidity and Capital Resources

We have primarily been funded from the issuance of convertible notes and common stock in exempt securities offerings under Regulation Crowdfunding and Regulation A, along with revenue generated by research, development, test and evaluation contracts with the U.S. Air Force and other customers. As of December 31, 2022, the company had approximately $464,760 in cash and cash equivalents on hand. We believe that our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements through at least the first half of 2023. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

As part of its issuance of bridge convertible notes in September 2021 in advance of its Regulation Crowdfunding securities offering, the company agreed to issue lead investor DecisivePoint a $750,000 common stock warrant to be struck at the per-share price of a future Regulation A securities offering price. On December 8, 2022 we issued 279,851 warrants to DecisivePoint at $2.68 per share, the Regulation A securities offering price.

In July 2022, the company entered into a sale-leaseback agreement with a third-party finance company for three aircraft totaling approximately $1,282,357. The agreement calls for the company to lease the three aircraft for 30 months with a provision to repurchase the aircraft at the end of the lease term.

The company had a balance of $8,567,107 for convertible notes as of Dec 31, 2021. Of that balance, $1,522,107 matured on March 31, 2022, bearing interest at 4 percent per annum with a $8,000,000 valuation cap; $5,275,000 matured on March 31, 2022, bearing interest at 4 percent per annum with a $36,000,000 valuation cap; and $1,770,000 was set to mature on September 30, 2023, bearing interest at 4 percent per annum with a $150,000,000 valuation cap. In March 2022, all of the convertible notes and accrued interest on these notes, amounting to

$9,236,224, converted to 27,680,949 shares of common stock. As of December 31, 2022, no convertible note payable balances remained.

In March 2023, the company issued a convertible note with a principal amount of $306,473.32, bearing interest at 5 percent per annum. This note is intended to be the first in a series of notes issued by the company with an aggregate principal amount of up to $5,000,000. The convertible notes will convert into the equity of the company up on a future equity financing of at least $1,000,000, or may convert about election of the holders or upon an initial public offering. That maturity date of the note is March 30, 2025.

Trend Information

The company expects our operating results to change substantially upon launching flight location operations as well upon potential extension or expiration of the SBIR Phase III contract. Launching consumer flight operations and/or receiving new defense contracts would increase revenue, but also require increased expenditures for headcount and other items. Launching consumer flight operations will also cause an increase in capital expenditures to develop vertiports. The company also generally expects to increase hiring, particularly for research, development and flight testing.

In the short term, the company has been affected by the general increase in prices for raw materials and components, as well as higher shipping expenses. In the intermediate and long term, LIFT expects to benefit from ongoing improvements in the power and reliability of lithium-based batteries to increase HEXA's flight capabilities and range. The company also believes that much like in the automotive industry, increased electrification will be the trend in the aviation industry as the world attempts to reduce carbon emissions by adopting alternatives to fossil fuels.

REGULATORY INFORMATION

Disqualification and Compliance Failure

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding. The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Regulation A filings

The company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

FINANCIAL STATEMENTS OF LIFT AIRCRAFT INC.

LIFT AIRCRAFT INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2022 and 2021



INDEPENDENT AUDITOR'S REPORT

April 13, 2023

To: Board of Directors, LIFT AIRCRAFT INC.

Re: 2022 and 2021 Financial Statement Audit

We have audited the accompanying financial statements of LIFT AIRCRAFT INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, shareholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, CO

April 13, 2023

LIFT AIRCRAFT INC.

BALANCE SHEETS

As of December 31, 2022 and 2021

See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 464,760	$ 1,093,543
Accounts receivable	257,237	447,198
Project works in progress, net	3,070,925	2,278,939
Other current assets	128,725	69,719
Total Current Assets	3,921,647	3,889,399
Fixed assets, net	4,008,048	4,330,140
Right-of-use assets, net	1,034,919	0
TOTAL ASSETS	**$ 8,964,614**	**$ 8,219,539**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts and credit cards payable	$ 1,067,802	$ 365,714
Deferred revenue	662,486	663,577
Other current liabilities	67,616	3,711
Convertible loans payable, current	0	6,797,107
Accrued interest on convertible notes payable, current	0	595,627
Total Current Liabilities	1,797,904	8,425,736

Convertible loans payable, non-current	0	1,770,000
Accrued interest on convertible notes payable,		
non-current	0	16,219
Warrant liability	750,000	750,000
Right-of-use liability	1,040,456	0
Other long-term liabilities	0	26,595
TOTAL LIABILITIES	**3,588,359**	**10,988,551**
Shareholders' Equity		
Common stock, voting (140,000,000 shares authorized)	0	0
Additional paid-in capital	13,479,899	1,609,612
Share-based compensation	62,908	22,885
Accumulated deficit	(8,166,552)	(4,401,509)
TOTAL SHAREHOLDERS' EQUITY	**5,376,255**	**(2,769,012)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 8,964,614**	**$ 8,219,539**

LIFT AIRCRAFT INC.

STATEMENT OF OPERATIONS

Calendar years ended December 31, 2022 and 2021

See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Revenues, net	$ 2,721,452	$ 2,721,375
Cost of goods sold - damages	0	229,597
Gross profit	2,721,452	2,491,778
Operating Expenses:		
General and administrative	1,248,392	1,175,599
Location operations	234,795	242,223
Research and development	2,676,885	1,249,718
Sales and marketing	578,292	243,666
Depreciation expense	1,558,633	921,980
Total Operating Expenses	6,296,997	3,833,186
Net operating income (loss)	(3,575,545)	(1,341,408)
Other Expense:		
Other income (expense)	(108,915)	83,889
Interest (expense), net	(80,583)	(294,563)
Net Loss	$ (3,765,043)	$ (1,552,082)
Basic earnings per share	(0.02)	(0.01)

| Diluted earnings per share | (0.02) | (0.01) |

LIFT AIRCRAFT INC.

STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT

Calendar years ended December 31, 2022 and 2021

See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Additional Paid-in Capital	Share-based Compensation	Accumulated Deficit	Total Shareholders' Capital (Deficit)
Balance as of January 1, 2021	$ 0	$ 0	$ 8,209	$ (2,849,428)	$ (2,841,219)
Issuance of shares		1,609,612			1,609,612
Share-based compensation			14,677		14,677
Net Loss				(1,552,082)	(1,552,082)
Balance as of December 31, 2021	$ 0	$ 1,609,612	$ 22,885	$ (4,401,509)	$ (2,769,012)
Issuance of shares and conversion of convertible instruments		11,870,287			11,870,287
Share-based compensation			40,022		40,022
Net Loss				(3,765,043)	(3,765,043)
Balance as of December 31, 2022	$ 0	$ 13,479,899	$ 62,908	$ (8,166,552)	$ 5,376,255


LIFT AIRCRAFT INC.

STATEMENT OF CASH FLOWS

Calendar years ended December 31, 2022 and 2021

See accompanying Independent Auditor's Report and Notes to the Financial Statements


	2022	2021
Cash Flows From Operating Activities		
Net Loss	$ (3,765,043)	$ (1,552,082)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,558,633	921,980
Share-based compensation	40,022	14,677
Other gains and losses	35,037	0
Deferred interest	57,271	288,832
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	189,961	(447,198)
(Increase) Decrease in project works in progress	(791,987)	(1,202,024)
(Increase) Decrease in other current assets	(59,006)	(20,361)
Increase (Decrease) in accounts payable	702,088	(183,046)
Increase (Decrease) in deferred revenue	(1,091)	(13,085)
Increase (Decrease) in other current liabilities	63,904	(69,435)
Increase (Decrease) in other long-term liabilities	(26,595)	26,595
Net Cash Used In Operating Activities	(1,996,806)	(2,235,147)
Cash Flows From Investing Activities		
Capital expenditures	(2,326,972)	(2,575,289)
Net proceeds from the sale/(purchase) of assets	20,475	0

Net Cash Used In Investing Activities	(2,306,497)	(2,575,289)

Cash Flows From Financing Activities

Proceeds of convertible notes payable	0	1,770,000
Proceeds from issuance of stock	2,634,063	2,359,612
Net proceeds from sale-leaseback	1,040,456	0
Proceeds from / (forgiveness of) PPP loan payable	0	(55,275)
Net Cash Provided By Financing Activities	3,674,519	4,074,337

Net Change In Cash	(628,784)	(736,099)
Cash at Beginning of Period	1,093,543	1,829,642
Cash at End of Period	$ 464,760	$ 1,093,543

Supplementary Non-Cash Transactions

Conversion of convertible notes and accrued interest	9,236,224	-

LIFT AIRCRAFT INC.

NOTES TO THE FINANCIAL STATEMENTS

Calendar years ended December 31, 2022 and 2021

See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

LIFT AIRCRAFT INC. ("the Company", "LIFT" or "we") is a corporation organized under the laws of the State of Delaware on September 22, 2017. The Company is developing, with US Air Force grants, and implementing a fleet of vertical take-off, electric aircraft (named the HEXA).

Since inception, the Company relied on raising convertible loans, issuing securities and government grants to fund its business. The Company has an accumulated deficit in earnings since inception and generated negative cash flow from operations since inception. These matters raise substantial concern about the Company's ability to continue as a going concern once funds raised from investors have been exhausted. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could

affect the Company's financial condition and the results of its operations. As of December 31, 2022, the Company is operating as a going concern. See Notes 1 and 10 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.   The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2022 and 2021, the Company had $464,760 and $1,093,543 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered.   Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited.   The Company has not accrued for any bad debts as of these dates.

Sales Taxes

Various states may impose a sales tax on the Company's sales to non-exempt customers. If required, the Company will collect the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment

Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2022 and 2021, the Company maintained fixed assets with a net book value of $4,008,048 and $4,330,140 as of December 31, 2022 and 2021, respectively.

Sale of Heliwagon Assets

In October and November 2022, the Company sold its Heliwagon fixed assets for a total of $49,975. These assets had largely been depreciated, so a gain on sale of assets was recognized in the amount of $49,878.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from services are recognized as they are performed. Revenue from government grants are recognized as the terms of the grant are fulfilled.

Cost of Goods Sold

The Company recognized cost of sales for the first time in 2021, due to two separate incidents that caused damage to LIFT HEXA aircraft being used for testing and development. In the first an aircraft sustained water damage, causing the aircraft to require refurbishment. In the second a flight test accident significantly damaged the crown of an aircraft. The Company recognized the damages in both incidents through cost of sales in 2021. LIFT did not recognize cost of sales in 2022.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHARE CAPITAL

The Company has a single class of Common Stock. The Company has authorized 140,000,000 shares. The Company has 98,420,907 shares issued as of December 31, 2022. The Company has an additional 1,987,532 options issued and outstanding and 178,393 shares reserved under an equity compenstation plan. Additionally, as discussed below, the Company has issued 279,851 warrants for common shares.

The Company effected a stock split in 2021, raising the number of authorized shares from 10,000,000 to 140,000,000.

Previous and Contemplated Stock Issuance

Between October 2021 and June 2022, the Company conducted a securities offering exempt from registration under Regulation Crowdfunding (the "Reg CF Offering"). The Reg CF Offering was made through StartEngine, selling shares at $2.66 per share before any "bonus shares". The Company has closed on gross disbursements from its Reg CF offering totaling $4,808,128 for 1,846,359 shares of common stock, including "bonus shares". The Reg CF Offering triggered conversion of its existing convertible notes during March 2022.

Between October 2022 and February 2023, the Company conducted a securities offering exempt from registration under Regulation A, tier 2 (the "Reg A+ Offering"). The Reg A+ Offering was also made through StartEngine, selling shares at $2.68 per share before any "bonus shares". The Company has closed on gross disbursements from the Reg A+ Offering totaling $253,652 for 92,179 shares of common stock, including "bonus shares". The offering was closed on February 10, 2023.

The Company also plans on issuing up to $5,000,000 in common stock under an upcoming Regulation CF offering, also facilitated by StartEngine. LIFT has received preliminary approval from StartEngine to conduct its offering at an $189M pre-money valuation, which equates to an approximate $1.87 per share price, before consideration of any "bonus shares".

Warrants

As part of its issuance of bridge convertible notes in advance of its Regulation CF securities offering (Seed Note III), the Company agreed to issue lead investor DecisivePoint a $750,000 common stock warrant to be struck at the per-share price of a future Regulation A securities offering price. On December 8, 2022 we issued 279,851 warrants to DecisivePoint at $2.68 per share, the Regulation A securities offering headline price. The Company has recorded this issuance of warrants as a liability.

NOTE 5 –DEBT

Long-Term Notes

The Company has issued approximately $8,567,107 and $6,797,107 of convertible notes as of December 31, 2021 and 2020, respectively. Of the $8,567,107 balance as of December 31, 2021, $1,522,107 matures on March 31, 2022 that bear interest at 4 percent per annum and a $8,000,000 valuation cap; $5,275,000 matures on March 31, 2022, bear interest at 4 percent per annum and have a $36,000,000 valuation cap; and $1,770,000 matures on September 30, 2023, bear interest at 4 percent per annum and have a $150,000,000 valuation cap.

All of the convertible notes and accrued interest on these notes, $9,236,224 on the date of exercise, converted to 27,680,949 shares of common stock. As of December 31, 2022, no convertible note payable balances remain.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions

Before considering outstanding options, CEO, Chairman and Founder Matthew Chasen constructively owns 50.6% of the Company's common stock. The Company does not and has not paid Matthew Chasen any rent, commissions, advances, licenses or royalties nor are there any loan arrangements between the company and Mr. Chasen. Mr. Chasen did purchase $10,000 in LIFT's Convertible Seed Note I which was converted into shares of common stock on in 2022 *para passu* with other convertible note holders. The Company pays Mr. Chasen a salary of $240,000 per year as well as normal company benefits.

As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm's length transaction.

NOTE 8 – OTHER MATERIAL TRANSACTIONS

Sale-Leaseback Transaction

On July 1, 2022 the Company entered into an equipment sale-lease agreement with Camber Road Partners, Inc., in which it sold HEXA Aircraft Serial #s H009, H011 and H012 to Camber Road for a total of $1,282,357 with a security deposit of $89,902 and monthly payments of $44,951 over a term of 30 months, with an option to purchase the aircraft for an agreed-upon purchase price not to exceed 35% of the original cost at the expiration of the lease. Since the expected useful life of a HEXA aircraft is approximately 60 months and the Company would anticipate exercising the repurchase option, the company and its outside accounting firm believe that this transaction constitutes a finance lease and has been accounted for with a Right-of-Use asset and liability. The Company also recognized a loss on sale-lease back of $8,511 during the month it entered the lease.

Cancellation of Lake Travis Vertiport Project

During 2022 LIFT determined that its proposed vertiport project near Austin, TX was not feasible and ceased payment on the lease it had entered pursuant to this project. The company had previously capitalized the project costs as leasehold improvements, so it wrote off the leasehold improvements and security deposit at the end of 2022 as a $90,832 loss on disposal of other assets.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Reg A+ Offering

As discussed in Note 4, between October 2022 and February 2023, the Company conducted the Reg A+ Offering through StartEngine, selling shares at $2.68 per share before any "bonus shares". The Company has closed on gross disbursements from the Reg A+ Offering totaling $253,652.34 for 92,179 shares of common stock, including "bonus shares". The offering was closed on February 10, 2023.

Additional Regulation CF Securities Offering

The Company plans on issuing up to $5,000,000 in common stock under an upcoming Regulation CF offering, also facilitated by StartEngine. The Company has received preliminary approval from StartEngine to conduct its offering at an $189M pre-money valuation, which equates to an approximate $1.87 per share price, before consideration of any "bonus shares".

COVID-19 Related Actions

On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID-19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation

Management has evaluated subsequent events through April 13, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**SIGNATURES**

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**LIFT AIRCRAFT INC.**

By: /s/Matthew Chasen

Name: Matthew Chasen

Title: CEO

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/Matthew Chasen

Matthew Chasen, Principal executive officer and Director

Date: April 25, 2023

/s/Kenneth Miller

Kenneth Miller, Principal financial officer and principal accounting officer

Date: April 25, 2023